EXHIBIT 99.1

Electra Advances Engineering Study for Battery-Grade Nickel Refinery in the United States

TORONTO, June 08, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced that it has engaged engineering consultants to advance a development study for a potential battery-grade nickel refinery in the southeastern United States.

Electra has initiated the study to evaluate the technical requirements, capital intensity and potential development pathways for a domestic nickel refining operation. The proposed nickel refinery is being evaluated with a target production capacity of approximately 15,000 tonnes per year of nickel sulfate and metal, and 1,000 tonnes per year of cobalt metal, using conventional hydrometallurgical refining technologies and building on Electra’s expertise gained through the development of its North American cobalt sulfate refinery. This work will inform future development decisions and identify the conditions required to support a competitive and strategically important North American nickel refining asset. Electra's cobalt sulfate refinery remains the Company's primary development priority and is expected to commence commissioning in Q2 2027.

“As we approach a key construction milestone on our cobalt sulfate refinery, we are also advancing our longer-term pipeline of critical minerals processing assets,” said Electra’s CEO, Trent Mell. “The expertise our team has developed through the design and construction of our North American cobalt sulfate refinery provides a strong foundation as we evaluate nickel refining opportunities. Nickel is a critical material for defence, energy and advanced manufacturing. Yet despite its strategic importance, North America remains heavily reliant on offshore refining capacity. This project directly addresses a supply chain vulnerability that the government has identified as a national security priority and is consistent with federal efforts to establish domestic refining capacity for critical battery materials.”

The engineering work will build on a nickel refinery study completed in 2022 by Electra in collaboration with Glencore and Talon Metals. That study evaluated the development of a battery-grade nickel sulfate refinery using a range of potential feedstocks and established the technical foundation for an integrated North American nickel refining platform.

The current study will focus on processing globally sourced MHP and MSP feedstocks, leveraging deep-water port infrastructure and proximity to the rapidly expanding battery manufacturing corridor in the southeastern United States. The report will define site selection criteria, capital requirements, operating parameters and development timelines. Electra has narrowed its evaluation to a preferred region, building on previous engagement with state and local stakeholders. The preferred region has been identified based on a combination of infrastructure, logistics, workforce and supply chain partners.

The results of this study will be used to assess the project’s technical and commercial viability and support more detailed engineering work.

Electra’s strategy is to leverage globally sourced MHP and MSP nickel intermediate feedstocks for near-term project development, supplemented over time by growing supplies from North American mining and battery recycling operations. This proven approach is consistent with the Company's cobalt refinery strategy and is designed to maximize processing capacity and economic returns while anchoring critical minerals refining onshore.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical minerals from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the announced nickel refinery engineering study, including its scope, timing, costs and expected results; engineering studies and incremental investments; feedstock supply, product offtake, tolling and other commercial arrangements; the technical and commercial viability of a potential nickel refinery project; any decision to advance, defer or not proceed with further development of the project; the expected commissioning timeline and operational readiness of the cobalt sulfate refinery; availability of equipment, reagents, feedstock and other inputs; and the availability and timing of governmental or other financial support. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov.